Exhibit 99.1

NOTICE TO THE MARKET

Gerdau announces that there have been no reports of injuries so far among the employees at its units in Chile, which was hit by the earthquake in the early hours of February 27th (Saturday).

The Company’s main plants in Chile, located at Colina and Renca (Santiago region), were operating when the quake struck and all the employees were safely evacuated.

The Company informs that technical evaluation is already on to ascertain possible damages to the buildings and equipment in order to estimate a date for the resumption of operations.

Gerdau expresses its solidarity to the people of Chile and informs that it is ready to join the efforts to help the victims.

Porto Alegre, March 1st, 2010

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer